Atlas Pipeline Partners, L.P.

Park Place Corporate Center One

1000 Commerce Drive, Suite 400

Pittsburgh, PA 15275

November 20, 2013

Mara L. Ransom

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atlas Pipeline Partners, L.P.

Registration Statement on Form S-4

Filed October 4, 2013

File No. 333-191571

Dear Ms. Ransom:

On behalf of Atlas Pipeline Partners, L.P. (the “Company,” “we,” “us” or “our”), Atlas Pipeline Finance Corporation (“Finance Co”) and the Company’s guarantor subsidiaries named as registrants (together with the Partnership and Finance Co, the “Registrants”) in the Registration Statement on Form S-4, File No. 333-191571, filed with the Securities and Exchange Commission (the “Commission”) on October 4, 2013 (the “Registration Statement”), we are writing to respond to the oral comments received from the staff of the Commission (the “Staff”) on October 24, 2013. For your convenience, we first restate your comments in bold and then provide the Registrant’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Registration Statement.

General

1.	The Staff noted that we are registering the registered notes in reliance on the Commission’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, the Staff requested that, with the next amendment, we provide the Staff with a supplemental letter stating that we are registering the exchange offer in reliance on the Commission’s position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: Attached to this response letter as Annex I is a supplemental letter from the Company stating that it is registering the exchange offer in reliance on the Commission’s position contained in the Exxon Capital, Morgan Stanley and Shearman & Sterling no action letters, which includes the representations contained in the Morgan Stanley and Sherman & Sterling no action letters. In addition, we respectfully draw your attention to the fact that “Exchange Offer – Resale of Exchange Notes” and Section 4 of the Letter of Transmittal, which is exhibit 99.1 to the Registration Statement, state that we are registering the exchange offer in reliance on the Commission’s position contained in the referenced no-action letters.

2.	The Staff requested the we provide in Part II, Item 20 “Indemnification of Directors and Officers” a summary of state indemnification laws for the state of formation of each of the Registrants, and a summary of the indemnification provisions of each Registrant’s governing documents.

Response: We acknowledge the Staff’s comment and have revised the disclosure under the heading “Indemnification of Officers and Directors” in Amendment No. 1 to the Registration Statement to include the disclosure requested by the Staff.

In connection with this acceleration request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact Trey Karlovich at (918) 574-3549.

Sincerely,

/s/ Robert W. Karlovich, III
Robert W. Karlovich, III
Chief Financial Officer
Atlas Pipeline Partners, L.P.

Annex I

ATLAS PIPELINE PARTNERS, L.P.

Park Place Corporate Center One

1000 Commerce Drive, 4th floor

Pittsburgh, PA 15275

November 20, 2013

Mara L. Ransom

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 200549

Re: Atlas Pipeline Partners, L.P.

Registration Statement on Form S-4

Filed October 4, 2013

File No. 333-191571

Dear Ms. Ransom:

This letter supplements the Registration Statement on Form S-4 of Atlas Pipeline Partners, L.P. (the “Company”) and the co-registrants named therein with respect to (i) the offer and exchange (the “Exchange Offer”) by the Company and Atlas Pipeline Finance Corporation of $650,000,000 aggregate principal amount of their 5 7/8% Senior Notes due 2023 (the “New Issue Notes”), for a new series of notes bearing substantially identical terms and in the like principal amount (the “Exchange Notes”) and (ii) the guarantees (the “Guarantees”) of certain subsidiaries of the Company listed in the Registration Statement as guarantors (the “Guarantors”) of the New Issue Notes and the Exchange Notes. In connection with the above-referenced Registration Statement (the “Registration Statement”), the Company hereby confirms and represents as follows:

1. The Company is registering the Exchange Offer in reliance on the Staff’s position and representations set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holding Corp., SEC No-Action Letter (available May 13, 1988) (together, the “No Action Letters”).

2. The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s knowledge and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that, if such person is tendering New Issue Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (i) cannot rely on the Staff position enunciated in the No Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

3. The Company will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that any broker-dealer that will receive Exchange Notes for its own account in exchange for New Issue Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

4. Neither the Company nor any of its affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.

5. The Company will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if the exchange offeree is a broker-dealer holding New Issue Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such New Issue Notes pursuant to the Exchange Offer. The letter of transmittal also will include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

ATLAS PIPELINE PARTNERS, L.P.
By:	Atlas Pipeline Partners GP, LLC

By:	/s/ Robert W. Karlovich, III
Name:	Robert W. Karlovich, III
Title:	Chief Accounting Officer